Exhibit 99.2

Our New Address Is:

3144 South Good Harbor Trail

P.O. Box 265

Cedar, Michigan 49621

Main #—231.228.4400

December 6, 2006

Mr. David Skjaerlund, PhD, President/CEO

Liberty Renewable Fuels, LLC

P.O. Box 335

Owosso, Michigan 48867

RE:	PROPOSAL FOR A MASTER PLAN FOR A GRAIN

RECEIVING, STORAGE, GRINDING & TRANSFER SYSTEM—#061206

Dear David:

Thank you for providing me with the design requirements for the grain handling system to be integrated with your new renewable fuels facility. To enable the management team to take an active part in shaping the concept, according to their experience and preferences, and to provide the information they need to evaluate and justify costs, I propose the development of a Master Plan.

In our initial meeting we would want to review all of the possible options for locating the rail spur, receiving pit, and storage structures; for configuring the receiving pits and distribution system; and for evaluating the type and configuration of the storage structures. Our objectives will be to:

•	Identify all of the potential options;

•	Evaluate these options and identify the most feasible option;

•	Determine the most economical way to incorporate the receiving, storage and transfer systems into the proposed operations; and

Liberty Renewable Fuels, LLC—#061206

December 6, 2006

Page Two

•	Provide a complete, documented conceptual design and line-item cost estimate for the new grain handling system.

SCOPE OF WORK

We would perform the following tasks in the development of the Master Plan:

•	Meet with you and your management staff and consultants on site for one (1) day to receive everyone’s input and discuss their ideas and concerns in detail.

•	Evaluate the site and take measurements and photographs.

•	Prepare one Process Capacity and one Storage Capacity Analysis to check requirements and balance the systems.

•	Evaluate the options generated during the initial meeting and site review and identify the most feasible option.

•	Develop the conceptual design for the new grain unloading and storage system depicted in the following full-size and report-size drawings:

1	Site Plan

1	Process Flow Diagram

6-10	Layout Drawings w/ Sections

1	Concept Elevation

•	Prepare a line-item Preliminary Cost Estimate for the equipment, material and labor required to construct the new facility.

Liberty Renewable Fuels, LLC—#061206

December 6, 2006

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•	Our findings will be documented in report form describing the conceptual design on a system-by-system basis along with the cost and/or technical justification for the approach.

•	Meet on site to present the Master Plan.

Schedule and Fee

Based on our current schedule we could begin work January 15, 2007 with completion of the Master Plan within seven (7) weeks of commencement. Our fee for services detailed under the Scope of Work would be $24,200.00. As a scheduling commitment we request a retainer of $3,500.00, to be applied to the last invoice.

Billing is done on a weekly basis via email; invoices for professional services are due upon receipt. The fee includes all production expenses for the project. Travel expenses for two (2) site visits for an engineer and a technician would be billed at our direct cost. Travel expenses include mileage and lodging; no charge is made for meals or time spent in travel.

I am an independent consulting engineer and I am not affiliated with any construction company or equipment manufacturer. I would work one-on-one with you, your staff and consultants from the initial visit through the final presentation and would perform all of the analysis, design, engineering and preparation of project drawings; all of your contact would be with me.

I have attached an abbreviated bio with this proposal. Examples of our design work are also illustrated in Chapter 5 – Feed Mill Design which we wrote for the American Feed Industry Association’s Feed Manufacturing Technology IV and V.

Liberty Renewable Fuels, LLC – #061206

December 6, 2006

Page Four

You may also want to contact the following references:

Mr. Neal Griffin

Site Manager—Premix Facility

BASF Corporation

Neosho, Missouri

417/455-4001

Mr. Andrew Bishop

Vice President/Operations [Ex-Officio AFIA Manufacturing Committee]

Kalmbach Feeds, Inc.

Upper Sandusky, Ohio

419/294-3838

Mr. Wendell Hooper

Plant Engineer

Skretting (Moore-Clark/Nutreco)

St. Andrews, New Brunswick, Canada

506/529-5411

Mr. Tim Belstra

President/General Manager

Belstra Milling Company, Inc.

Demotte, Indiana

219/987-4343

Liberty Renewable Fuels, LLC – #061206

December 6, 2006

Page Five

Should you have any questions on the proposal or our approach to the project or need to modify the scope of work, please call me. If the proposal meets with your approval, print and sign a copy and return with the retainer it at your earliest convenience.

Sincerely,

SUNFIELD ENGINEERING, INC.

Richard Kobetz, P.E.

President

Authorized Signature
Liberty Renewable Fuels, LLC